Snipp Receives US$ 200K One-Month Extension Order From North America's

Leading Roofing Manufacturer

TORONTO, June 07, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a US$200K agreement with a leading roofing manufacturer (the ‘Customer’). The Customer is the number one manufacturer of roofing material in North America and is part of the largest roofing and waterproofing business in the world.

The Customer had signed Snipp for a continuity program last year and renewed the program earlier this year. Under this agreement, the Customer has extended the scope of the program for another month.

The continuity program, aimed at encouraging consumer interaction for extended sales lift allows consumers to purchase qualifying products over multiple transactions, at a leading retailer, to earn retailer specific eGift cards. Consumers submit their purchase receipts via text, email, or a custom branded microsite and the receipts are processed on SnippCheck, Snipp’s market-leading receipt processing platform, all without affecting packaging or requiring any POS integration.

“We are very pleased to once again expand our relationship with this existing customer, a testament to the growing value and performance of our technology platform and marketing solutions,” said Atul Sabharwal, Chief Executive Officer at Snipp. “As we continue to build our technology platform and marketing expertise, we look forward to delivering more value-added benefits to this client and to seeing many more relationships with existing clients mature into longer-term engagements.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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